Exhibit 99.1

CIBC releases revised Supplementary Financial Information

TORONTO, Feb. 12, 2014 /CNW/ - CIBC (TSX: CM) (NYSE: CM) released today a revised Supplementary Financial Information package reflecting the following changes:

1.	Amendments to IAS 19 "Employee Benefits" - We adopted amendments to IAS 19 "Employee Benefits" commencing November 1, 2011, which require us to recognize: (i) actuarial gains and losses in Other Comprehensive Income (OCI) in the period in which they arise; (ii) interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) all past service costs (gains) in net income in the period in which they arise.
2.	Adoption of IFRS 10 "Consolidated Financial Statements" - We adopted IFRS 10 "Consolidated Financial Statements" commencing November 1, 2012, which replaces IAS 27 "Consolidated and Separate Financial Statements" and SIC-12 "Consolidated - Special Purpose Entities". The adoption of IFRS 10 required us to deconsolidate CIBC Capital Trust from the consolidated financial statements, which resulted in the replacement of Capital Trust securities issued by CIBC Capital Trust with Business and government deposits for the senior deposit notes issued by us to CIBC Capital Trust.
3.	Sale of Aeroplan portfolio - On December 27, 2013, we sold approximately 50 percent of our Aerogold VISA portfolio, consisting primarily of credit card only customers, to TD Bank Group. Accordingly, the revenue related to the sold credit card portfolio was moved from Personal Banking to the Other line of business within Retail and Business Banking.
4.	Allocation of Treasury activities - Treasury-related transfer pricing will continue to be charged or credited to each line of business within our Strategic Business Units (SBUs). We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees will be charged directly to the lines of business, and the residual net revenue will now be retained in Corporate and Other.
5.	Income statement presentation - We reclassified certain amounts associated with our self-managed credit card portfolio from Non-interest expenses to Non-interest income. There was no impact on consolidated net income due to this reclassification.

The pages of the Supplementary Financial Information are available for download at https://www.cibc.com/ca/investor-relations/quarterly-results.html.

CIBC is a leading Canadian-based global financial institution. Through our three major business units - Retail and Business Banking, Wealth Management and Wholesale Banking - our 43,000 employees provide a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about treasury-related transfer pricing and the release of first quarter 2014 results. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk, and the effect of changes to accounting standards, rules and interpretations.  We do not undertake to update any forward-looking statement except as required by law.

SOURCE: CIBC

%CIK: 0001045520

For further information:

Investor Relations:
Alice Dunning 416-861-8870
Jason Patchett 416-980-8691

Investor & Financial Communications
Erica Belling 416-594-7251

CO: CIBC

CNW 07:30e 12-FEB-14